SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 05, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

5 August 2014

Smith & Nephew plc announces that the following transactions have taken place today:

Name	Role	Number of Ordinary Shares purchased	Total shareholding following notification
Roberto Quarta	Chairman	5,136	15,136 Ordinary Shares
Ian Barlow	Non-Executive Director	171	18,403 Ordinary Shares
The Rt Hon Baroness Bottomley of Nettlestone DL	Non-Executive Director	236	18,056 Ordinary Shares
Michael Friedman	Non-Executive Director	198	8,822 Ordinary Shares (including 1,665 ADS')
Brian Larcombe	Non-Executive Director	156	40,368 Ordinary Shares
Joseph Papa	Non-Executive Director	198	12,997 Ordinary Shares (including 2,500 ADS')

Notes:

1. The market value of Ordinary Shares purchased on 5 August 2014 was 1071p per Ordinary Share.

2. These shares were purchased for the Chairman and Non-Executive Directors in lieu of part of their annual fees.

3. Brian Larcombe's shares are registered in the name of BBHISL Nominees Ltd.

4. The Ordinary Shares were purchased in London, UK.

5. One ADS is the equivalent of five Ordinary Shares of US$0.20 each.

6. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 05, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary